EXHIBIT 11
Flagstar Bancorp, Inc.
Computation of Net Loss per Share
     Net loss per share — basic and net loss per share — diluted are computed by dividing each such loss per share by the weighted average number of common stock and common stock equivalents outstanding during the period, respectively (in thousands, except per share data).

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Net loss	$(62,091)	$(32,055)	$(56,944)	$(9,165)
Average common shares outstanding	78,473	60,265	68,301	61,450
Net loss per share — basic	$(0.79)	$(0.53)	$(0.83)	$(0.15)
Average common share equivalents outstanding	78,473	60,636	68,301	61,874
Net loss per share — diluted	$(0.79)	$(0.53)	$(0.83)	$(0.15)

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